February 12, 2013
VIA EDGAR

Division of Corporate Finance
Mail Stop 3561
United States Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Att: Ms. Angie Kim; Ms. Lilyanna L. Peyser

Re:           Omagine, Inc.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2011
Amendment No. 1 to Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed January 22, 2013
Response dated February 4, 2013

File No. 001-16419

Dear Ms. Kim and Ms. Peyser:

This letter responds to comments contained in the Staff letter dated February 11, 2013 addressed to Mr. Frank J. Drohan, the Company’s Chief Executive Officer, with respect to the two above referenced filings by the Company on January 22, 2013 (collectively, the “Amended Filings”). We refer below to our response letter to you dated February 4, 2013. We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter.

General

1.
We note your response to prior comment 1. We do not concur with your conclusion that an Item 4.02 should not be filed. As a result of the error in your financials that required a restatement of previously issued financial statements, please file an Item 4.02 Form 8-K as soon as possible.

Response

The Company has filed the Item 4.02 Report on Form 8-K as you have requested.

Form 10-K Amendment No. 2

Item 9A Controls and Procedures, page 23

Management’s evaluation of disclosures control and procedures, page 23

Management’s report on internal control over financial reporting, page 24

2.
We note your response to prior comment 2. Please note that during the timing of the prior staff letter you refer to, the issue of whether you were a development stage entity had not been resolved. As such, we do not believe the reliance on a previous response before the resolution of the above issue is an acceptable defense or justifiable basis supporting your assertion that a reevaluation of your disclosure controls and procedures and internal control over financial reporting is not warranted. In light of your restatements, we remain unclear about the appropriateness of your conclusions that the disclosure controls and procedures and internal control over financial reporting were effective. As such, please further provide your basis or revise.

Response

The Company will file Amendment No. 3 to Form 10-K for its Fiscal Year Ended December 31, 2011 as soon as possible to change Item 9A - “Controls and Procedures”, to read as follows:

Item 9A. Controls and Procedures.

Management’s Evaluation of Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in this report is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Such controls also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including the Company's chief executive and financial officer, the Company carried out an evaluation of the effectiveness of the design and operation of such disclosure controls and procedures as of the end of the period covered by this report (the “DCP Evaluation”).

On November 15, 2012, the Company concluded that as of December 31, 2011, it was a development stage entity (“DSE”) as that term is defined in ASC 915 as issued by the Financial Accounting Standards Board. At December 31, 2011 the Company had concluded that it was not a DSE. Based on this DCP Evaluation, the Company’s chief executive and financial officer has now concluded that our disclosure controls and procedures were ineffective as of December 31, 2011.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

Management has now reassessed the effectiveness of our internal control over financial reporting as of December 31, 2011 (the “ICFR Evaluation”). The ICFR Evaluation was conducted in accordance with the interpretative guidance issued by the SEC in Release No. 34-55929 and management has used a framework set forth in the report entitled “Internal Control -- Integrated Framework” published by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting.  The Company has adopted a web-based software solution in order to automate and streamline its compliance program and to enable the Company to document and assess the design of controls, track the testing of their effectiveness and locate and remedy any deficiencies in the internal controls over financial reporting.

Management’s Assessment

Based upon the ICFR Evaluation, management’s reassessment and conclusion is that (i) the Company's internal control over financial reporting as of December 31, 2011 was ineffective and (ii) there were material weaknesses in either the design or operation of Omagine’s disclosure controls and procedures as of the end of the period covered by this report.

The Company will also file Amendment No. 2 to Form 10-Q for its Quarterly Period Ended September 30, 2012 as soon as possible to change Part I, Item 4 - “Controls and Procedures”, to read as follows:

Item 4 - Controls and Procedures

Management’s Evaluation of Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in this report is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Such controls also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including the Company's chief executive and financial officer, the Company carried out an evaluation of the effectiveness of the design and operation of such disclosure controls and procedures as of the end of the period covered by this report (the “DCP Evaluation”).

On November 15, 2012, the Company concluded that as of September 30, 2012, it was a development stage entity (“DSE”) as that term is defined in ASC 915 as issued by the Financial Accounting Standards Board. At September 30, 2012 the Company had concluded that it was not a DSE. Based on this DCP Evaluation, the Company’s chief executive and financial officer has concluded that our disclosure controls and procedures were ineffective as of September 30, 2012.

Changes in Internal Control Over Financial Reporting

There were no changes during the Company’s last fiscal quarter that materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

The Company will also make the above changes to the Company’s quarterly reports on Form 10-Q for the periods ended March 30, 2012 and June 30, 2012 which it previously advised the Staff it would also be amending and will also include updated Sarbanes-Oxley 302 and 1350 certifications in all the amended quarterly and annual reports mentioned above.

The Company hereby acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Amended Filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your timely consideration of these matters in your review of the Amended Filings mentioned above.

Very truly yours,

	By:	/s/ Frank J. Drohan
Frank J. Drohan
President and Chief Executive Officer

cc: David B. Manno